As filed with the Securities and Exchange Commission on November 6, 2003
Registration No. 333-110018

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2

to
Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Covenant Transport, Inc.

(Exact name of registrant as specified in its charter)

Nevada	88-0320154
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

400 Birmingham Highway

Chattanooga, Tennessee 37419
(423) 821-1212
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David R. Parker

Chairman, President, and Chief Executive Officer
Covenant Transport, Inc.
400 Birmingham Highway
Chattanooga, Tennessee 37419
(423) 821-1212
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark Scudder Heidi Hornung-Scherr Amber Neubert Scudder Law Firm, P.C., L.L.O. 411 South 13th Street, Suite 200 Lincoln, Nebraska 68508 (402) 435-3223	Thomas E. Constance Thomas E. Molner Kramer Levin Naftalis & Frankel LLP 919 Third Avenue New York, New York 10022 (212) 715-9100

         Approximate date of commencement of proposed sale to the public: As soon as practical after this registration statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 6, 2003

Prospectus

2,000,000 shares

Class A Common Stock

          Of the 2,000,000 shares of our Class A common stock in this offering, 1,000,000 are offered by David R. and Jacqueline F. Parker, who are our principal stockholders. Mr. Parker is our Chairman, President, and Chief Executive Officer. The additional 1,000,000 shares are offered by the Estate of Clyde M. Fuller, who was Mr. Parker’s stepfather and a significant stockholder. The selling stockholders will receive all of the net proceeds from this offering.

     Our Class A common stock is listed on the Nasdaq National Market under the symbol “CVTI.” The last reported sale price on November 5, 2003, was $20.20 per share.

     Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 5.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to the selling stockholders	$	$

     David R. and Jacqueline F. Parker have granted the underwriters a 30-day option to purchase up to an additional 300,000 shares of Class A common stock to cover any over-allotments.

     Delivery of the shares of Class A common stock will be made on or about                     , 2003.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc.

Stephens Inc.
BB&T Capital Markets

The date of this prospectus is                     , 2003.

PROSPECTUS SUMMARY
SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
DIVIDEND POLICY
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
UNDERWRITING
WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE
LEGAL MATTERS
EXPERTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
Form of Underwriting Agreement
Consent of KPMG LLP
Consent of PricewaterhouseCoopers LLP

ABOUT THIS PROSPECTUS

      You should rely only on the information contained in this document or to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

      This summary highlights certain information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before investing in our Class A common stock. You should read the entire prospectus carefully, especially the risks of investing in our Class A common stock discussed under “Risk Factors.” The terms “Company,” “we,” “us,” “our,” and similar terms refer to Covenant Transport, Inc. and its subsidiaries, unless the context otherwise requires.

General

      We are one of the ten largest truckload carriers in the United States measured by revenue. Our truckload services include expedited dry-van service, dedicated fleets, and temperature-controlled truckload service. We focus on targeted markets where we believe our service standards can provide a competitive advantage. In each of the past eight years, we have provided 99% on-time performance to our customers. By targeting premium service freight, we seek to obtain higher rates, build long-term service-based customer relationships, and avoid competition from railroad, intermodal, and trucking companies that compete primarily on the basis of price. We are a major carrier for traditional truckload customers such as manufacturers and retailers, as well as for transportation companies such as freight forwarders, less-than-truckload carriers, and third-party logistics providers that require a high level of service to support their businesses.

     In our core long-haul dry-van business, we use the industry’s largest fleet of tractors operated by two-person driver teams to provide expedited transportation, generally over distances from 1,500 to 2,500 miles. In this area, we offer greater speed and reliability than railroads or single-driver trucks at a lower cost than air freight. We also operate a single driver fleet that concentrates on expedited dry-van movements with a short-to-medium average length of haul. We expanded this portion of our business over the past several years in response to customer demand for our high quality service over more lanes and a broader geographic area. In addition, we offer expedited temperature-controlled movements with a medium-to-long average length of haul. In both our single-driver and team-driver operations we have dedicated fleets, which operate for the benefit of a single customer or on a defined route. This part of our business has grown as we have expanded our participation in the design, development, and execution of supply chain solutions for our traditional truckload customers.

     From 1991 to 2000, we grew rapidly to achieve the operating scale necessary to serve national customers, participate in competitive bids, and develop a significant dedicated fleet business. More recently, we have stabilized the size of our revenue equipment fleet and implemented several initiatives that were designed to improve our profitability. These initiatives included replacing less profitable freight with more profitable lanes and loads, implementing selective rate increases, improving our equipment utilization, and reinforcing our cost control efforts. We believe that a combination of these initiatives and an improved freight environment have contributed to meaningful improvements in our profitability and positioned us for additional improvement. For the year ended December 31, 2002, our net income improved to $8.3 million, or $0.57 per diluted share, from a net loss of $6.7 million, or ($0.48) per diluted share, for the year ended December 31, 2001. In addition, for the nine months ended September 30, 2003, our net income improved to $8.1 million, or $0.55 per diluted share, from $4.9 million, or $0.34 per diluted share, for the same period in 2002.

     During the second quarter of 2003 we began implementing another initiative to improve our profitability. We are undertaking an intense evaluation of the freight in what we call “in-between” movements. In-between movements generally have lengths of haul between 510 and 800 miles. They are longer than one-day regional moves but not long enough for expedited team service or two full days with a single driver. In many instances, the revenue we have generated from in-between movements has been insufficient to generate the profitability we desire based on the amount of time the tractor and driver are committed to the load. Accordingly, we are examining each in-between movement and are negotiating with customers to raise rates, obtain more favorable loads, or cease hauling the in-between loads. During our most recent quarter, these in-between movements represented approximately one quarter of our total loads, and we believe they have been significantly less profitable than our longer lengths of haul. Based on the initial results of these efforts, we believe that we have significant opportunities to improve our profitability as we continue to focus on our in-between movements.

Company Information

      We are incorporated in Nevada. Our principal executive offices are located at 400 Birmingham Highway, Chattanooga, Tennessee 37419, and our telephone number is (423) 821-1212. Our website address is http://www.covenanttransport.com. Information contained in our website is not incorporated by reference into this prospectus, and you should not consider information contained in our website as part of this prospectus.

The Offering

      The selling stockholders are offering for sale 2,000,000 shares of our Class A common stock owned by them. We will not receive any proceeds from this offering.

Class A common stock offered by the selling stockholders	2,000,000	shares
Common stock to be outstanding before and after this offering:
Class A common stock(1)	12,244,331	shares
Class B common stock(2)	2,350,000	shares

Total(1)(2)	14,594,331	shares
Nasdaq National Market symbol	“CVTI”

     Except as otherwise indicated in this prospectus, we have presented the information in this prospectus on the assumption that the underwriters will not exercise their over-allotment option. If the over-allotment option is exercised in full, David R. and Jacqueline F. Parker will sell an additional 300,000 shares of Class A common stock in this offering.

(1)	Excludes approximately 2.5 million shares of our Class A common stock available for issuance under our incentive stock plans, approximately 1.3 million shares of which were issuable upon exercise of outstanding stock options as of September 30, 2003.

(2)	All shares are owned by David R. and Jacqueline F. Parker. The Class B common stock is convertible into Class A common stock at any time and converts automatically if beneficially owned by anyone other than the Parkers and their children. The Class B common stock has two votes per share, but otherwise is substantially identical to the Class A common stock, which has one vote per share.

Risk Factors

      An investment in our Class A common stock involves a high degree of risk. Potential investors should carefully consider the risk factors set forth under “Risk Factors” beginning on page 5 and the other information contained in this prospectus before investing in our Class A common stock.

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

      Our summary financial data as of and for the years ended December 31, 1998, 1999, 2000, 2001, and 2002, under the captions “Statement of Operations Data,” “Other Financial Data,” and “Balance Sheet Data” are derived from our consolidated audited financial statements, which were audited by KPMG LLP, independent auditors, as of and for the years ended December 31, 2001, and 2002, and by PricewaterhouseCoopers LLP, independent auditors, in the prior years. The reports thereon are incorporated by reference elsewhere in this prospectus. The summary financial data presented below for the nine-month periods ended September 30, 2002, and 2003, and as of September 30, 2003, have been derived from our unaudited consolidated financial statements incorporated by reference elsewhere in this prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of our financial position and our results of operations for these periods. This data should be read in conjunction with our financial statements, related notes, and other financial information included or incorporated by reference in this prospectus.

						Nine Months Ended
	Year Ended December 31,					September 30,

	1998	1999	2000	2001	2002	2002	2003

						(unaudited)

	(in thousands, except per share data, operating data, and percentages)
Statement of Operations Data:
Freight revenue	$370,546	$472,741	$552,429	$547,028	$541,830	$403,135	$403,708
Fuel and accessorial surcharges	$3,315	$6,626	$31,561	$26,593	$22,588	$14,619	$26,592

Total revenue	$373,861	$479,367	$583,990	$573,621	$564,418	$417,754	$430,300

Operating income (loss)(1)	$35,697	$42,690	$28,780	$(63)	$24,974	$17,195	$19,449
Net income (loss)(1)	$18,283	$22,277	$11,875	$(6,662)	$8,274	$4,924	$8,052

Basic earnings (loss) per share(1)	$1.27	$1.49	$0.82	$(0.48)	$0.58	$0.35	$0.56

Diluted earnings (loss) per share(1)	$1.27	$1.48	$0.82	$(0.48)	$0.57	$0.34	$0.55

Weighted average shares outstanding	14,393	14,912	14,404	13,987	14,223	14,171	14,413
Weighted average shares outstanding adjusted for assumed conversions	14,440	15,028	14,533	13,987	14,519	14,465	14,652
Other Financial Data:
Net margin(2)	4.9%	4.7%	2.1%	(1.2)%	1.5%	1.2%	2.0%
Capital expenditures, net	$52,543	$55,021	$20,319	$30,761	$56,351	$33,377	$11,307
Total debt, including current portion(3)	$86,274	$144,715	$142,800	$97,280	$83,530	$73,130	$44,653
Operating Data:
Average revenue per loaded mile	$1.18	$1.20	$1.23	$1.21	$1.22	$1.21	$1.24
Average revenue per total mile	$1.10	$1.11	$1.13	$1.12	$1.13	$1.12	$1.14
Average miles per tractor per period	144,000	144,601	128,754	127,714	129,906	97,106	96,444
Average revenue per tractor per week	$3,045	$3,078	$2,790	$2,738	$2,812	$2,796	$2,817
Weighted average tractors per period	2,333	2,929	3,759	3,791	3,680	3,679	3,665
Team-driven tractors as percentage of fleet	49%	40%	40%	35%	29%	32%	35%

September 30, 2003

(unaudited)
Balance Sheet Data:
Total assets	$339,590
Total debt, including current portion(3)	$44,653
Total stockholders’ equity	$186,805

(1)	Includes non-cash impairment charges of $15.4 million pretax ($9.6 million after-tax) in the fourth quarter of 2001 and $3.3 million pretax ($1.9 million after-tax) in the first quarter of 2002, relating to the reduced market value of our tractors, as well as a loss of $1.4 million ($890,000 after-tax) in the first quarter of 2002, relating to early extinguishment of debt.

(2)	Net income as a percentage of freight revenue. We evaluate our results of operations as a percentage of freight revenue because we believe excluding sometimes volatile fuel surcharge and accessorial revenue affords a more consistent basis for comparing our results of operations from period to period. Based on total revenue, our net margin would have been 4.9% in 1998, 4.6% in 1999, 2.0% in 2000, (1.2%) in 2001, 1.5% in 2002, and 1.2% and 1.9% for the nine months ended September 30, 2002, and 2003, respectively.

(3)	Includes proceeds drawn under our accounts receivable securitization facility.

RISK FACTORS

      Any investment in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and other information included in this prospectus before purchasing our Class A common stock. If any of the events described below occur, our business and financial results could be adversely affected in a material way. This could cause the trading price of our Class A common stock to decline, perhaps significantly, and you therefore may lose all or part of your investment.

Our business is subject to general economic and business factors that are largely out of our control, any of which could have a materially adverse effect on our operating results.

      Our business is affected by a number of factors that may have a materially adverse effect on the results of our operations, many of which are beyond our control. These factors include:

•	Significant increases or rapid fluctuations in fuel price and the prices and volumes of our fuel hedging and volume purchase requirements, if any.

•	Excess tractor and trailer capacity in the trucking industry.

•	Declines in the resale value of used equipment.

•	Strikes or other work stoppages.

•	Increases in interest rates, fuel taxes, and license and registration fees.

•	Rising costs of healthcare.

•	Increases in insurance costs, liability claims, and self-insurance levels.

•	Difficulty in attracting and retaining qualified drivers, including independent contractors.

•	Regulatory changes, including the new hours-of-service requirements for drivers that become effective in January 2004.

     We also are affected by recessionary economic cycles and downturns in customers’ business cycles, particularly in market segments and industries, such as retail and manufacturing, where we have a significant concentration of customers, and regions of the country, such as California, Texas, and the Southeast, where we have a significant amount of business. Economic conditions may adversely affect our customers and their ability to pay for our services. Customers encountering adverse economic conditions represent a greater potential for loss and we may be required to increase our allowance for doubtful accounts.

     In addition, it is not possible to predict the effects of actual or threatened terrorist attacks, efforts to combat terrorism, military action against any foreign state, heightened security requirements, or other related events. Such events, however, could negatively impact the economy and consumer confidence in the United States. Such events could also have a materially adverse effect on our future results of operations. Moreover, our results of operations may be affected by seasonal factors. Customers tend to reduce shipments after the winter holiday season and our operating expenses tend to be higher in the winter months primarily due to colder weather, which causes higher fuel consumption from increased idle time and higher repairs and maintenance costs.

We self-insure for a significant portion of our claims exposure, which could significantly reduce our earnings.

      Our future insurance and claims expense could reduce our earnings. We currently self-insure for a portion of our claims exposure and accrue amounts for liabilities based on our assessment of claims that arise and our insurance coverage for the periods in which the claims arise. Our current insurance policy generally provides that we are self-insured for personal injury and property damage claims for amounts up to $2.0 million per occurrence for the first $5.0 million of exposure. However, the policy also provides for an additional $2.0 million self-insured aggregate amount, with a limit of $1.0 million per occurrence until the $2.0 million aggregate threshold is reached. For example, if we were to experience during the policy year three separate personal injury and property damage claims each resulting in exposure of $4.0 million, we would be self-insured for $3.0 million with respect to each of the first two claims, and for $2.0 million with respect to the third claim and any subsequent claims during the policy year. In addition to amounts for which we are self-insured in the primary $5.0 million layer, we self-insure for the first $2.0 million in the layer from $5.0 million to $20.0 million, which is our excess coverage limit. We are responsible for a pro rata portion of legal expenses relating to such claims. We also are self-insured for cargo loss and damage claims for amounts up to $1.0 million per occurrence. We maintain a workers’ compensation plan and group medical plan for our employees with a deductible amount of $1.0 million for each workers’ compensation claim and a deductible amount of $250,000 for each group medical claim. Because of our significant self-insured retention amounts, we have significant exposure to fluctuations in the number and severity of claims. If there is an increase in the frequency and severity of claims, or we are required to accrue or pay additional amounts if the claims prove to be more severe than originally assessed, our profitability would be adversely affected.

     We maintain insurance above the amounts for which we self-insure with licensed insurance carriers. Since 2001, insurance carriers have been raising premiums for many businesses, including trucking companies. As a result, our insurance and claims expense could increase when our current primary casualty and workers’ compensation coverages expire in March 2004, or we could raise our self-insured retention. If these expenses increase, our earnings could be materially and adversely affected.

     Our current aggregate primary and excess casualty insurance provides coverage up to a maximum per claim amount of $20.0 million. We do not maintain directors and officers insurance coverage, although we are obligated to indemnify them against certain liabilities they may incur while serving in such capacities. If any claim were to exceed our coverage, we would bear the excess, in addition to our other self-insured amounts. Any such claim could materially and adversely affect our financial condition and results of operations.

Ongoing insurance requirements could constrain our borrowing capacity.

      The increase in our self-insured retention has caused our outstanding undrawn letters of credit in favor of insurance companies to increase. At September 30, 2003, our revolving line of credit had a maximum borrowing limit of $100.0 million, outstanding borrowings of $2.0 million, and outstanding letters of credit of $41.6 million. We expect outstanding letters of credit to increase in the future. Outstanding letters of credit reduce the available borrowings under our credit agreement, which could negatively affect our liquidity should we need to increase our borrowings in the future.

Our casualty insurance coverage may have been limited to $2.0 million between July and November 2002; accordingly, a significant claim relating to that period could adversely affect our profitability.

      On July 15, 2002, we received a binder for $48.0 million of excess insurance coverage over our $2.0 million primary layer of accident insurance. Subsequently, we were forced to seek replacement coverage after the insurance agent retained the premium and failed to produce proof of insurance coverage. In November 2002, we obtained replacement coverage of $4.0 million in primary coverage with a $1.0 million self-insured retention and $16.0 million in excess coverage with a $3.0 million self-insured retention. In March 2003, we obtained our current program, which has an aggregate $20.0 million in coverage per occurrence, subject to applicable deductibles. We recognized the premium expense in 2002 and have filed a lawsuit to recover our premiums paid and to seek coverage from the insurance agency and its errors and omissions policy on any claims that may exceed $2.0 million in exposure for the July through November period. Currently, we are not aware of any claims that are expected to exceed either $2.0 million during the July through November period or $4.0 million during the November through March period. If one or more claims from these periods were to exceed the then-effective coverage limits, our financial condition and results of operations could be materially and adversely affected.

We operate in a highly competitive and fragmented industry, and numerous competitive factors could impair our ability to maintain or improve our current profitability.

      These factors include:

•	We compete with many other truckload carriers of varying sizes and, to a lesser extent, with less-than-truckload carriers, railroads, and other transportation companies, many of which have more equipment and greater capital resources than we do.

•	Many of our competitors periodically reduce their freight rates to gain business, especially during times of reduced growth rates in the economy, which may limit our ability to maintain or increase freight rates or maintain significant growth in our business.

•	Many of our customers are other transportation companies, and they may decide to transport their own freight.

•	Many customers reduce the number of carriers they use by selecting so-called “core carriers” as approved service providers, and in some instances we may not be selected.

•	Many customers periodically accept bids from multiple carriers for their shipping needs, and this process may depress freight rates or result in the loss of some business to competitors.

•	The trend toward consolidation in the trucking industry may create other large carriers with greater financial resources and other competitive advantages relating to their size.

•	Advances in technology require increased investments to remain competitive, and our customers may not be willing to accept higher freight rates to cover the cost of these investments.

•	Competition from non-asset-based logistics and freight brokerage companies may adversely affect our customer relationships and freight rates.

•	Economies of scale that may be passed on to smaller carriers by procurement aggregation providers may improve their ability to compete with us.

We derive a significant portion of our revenue from our major customers, the loss of one or more of which could have a materially adverse effect on our business.

      A significant portion of our revenue is generated from our major customers. For 2002, our top 25 customers, based on revenue, accounted for approximately 43% of our revenue; our top 10 customers, approximately 31% of our revenue; and our top 5 customers, approximately 25% of our revenue. In the aggregate, subsidiaries of CNF, Inc. accounted for approximately 11% of our revenue in 2002. We do not expect these percentages to change materially for 2003. Generally, we do not have long term contractual relationships with our major customers, and we cannot assure you that our customers will continue to use our services or that they will continue at the same levels. For some of our customers, we have entered into multi-year contracts and we cannot assure you that the rates will remain advantageous. A reduction in or termination of our services by one or more of our major customers could have a materially adverse effect on our business and operating results.

Increases in compensation or difficulty in attracting drivers could affect our profitability and ability to grow.

      Periodically, the trucking industry experiences substantial difficulty in attracting and retaining qualified drivers, including independent contractors. Our ability to attract and retain drivers could be adversely affected by increased availability of alternative employment opportunities in an economic expansion and by the potential need for more drivers due to more restrictive driver hours-of-service requirements imposed by the U.S. Department of Transportation effective January 4, 2004. If we are unable to continue to attract drivers and contract with independent contractors, we could be required to adjust our driver compensation package, let trucks sit idle, or operate with fewer independent contractors and face difficulty meeting shipper demands, all of which could adversely affect our growth and profitability.

We may not be successful in improving our profitability.

      From 1994 through 1999, we achieved an average annual net margin of 4.8%. In 2000, our net margin declined to 2.1%, and in 2001, we experienced a net loss of $6.7 million, including a $9.5 million after-tax impairment charge relating to the value of our tractors. We have implemented certain initiatives designed to improve our profitability, and in 2002, our net margin improved. However, we cannot assure you that we will be successful in continuing to improve our profitability. If we fail to sustain or improve our profitability, our stock price could decline.

Our growth may not return to historical rates, which could adversely affect our stock price.

      We experienced significant growth in revenue between our founding in 1986 and 1999. Since 2000, however, our revenue base has remained relatively constant. There can be no assurance that our revenue growth rate will return to historical levels or that we can effectively adapt our management, administrative, and operational systems to respond to any future growth. We can provide no assurance that our operating margins will not be adversely affected by future changes in and expansion of our business or by changes in economic conditions. Slower or less profitable growth could adversely affect our stock price.

The Department of Transportation adopted revised hours-of-service regulations that could reduce the amount of allowable driving time, and increased costs of compliance with, or liability for violation of, these and other regulations could have a materially adverse effect on our business.

      The United States Department of Transportation (“DOT”) and various state and local agencies exercise broad powers over our business, generally governing such activities as authorization to engage in motor carrier operations, safety, and insurance requirements. The DOT adopted revised hours-of-service regulations on April 28, 2003. Although the regulations have been adopted, carriers are not required to comply until January 4, 2004. This change could reduce the potential or practical amount of time that drivers can spend driving, if we are unable to limit their other on-duty activities. These changes could adversely affect our profitability if shippers are unwilling to assist in managing the drivers’ non-driving activities, such as loading, unloading, and waiting. If these changes increase our costs and we cannot pass the additional costs through to shippers, our operating results could be materially and adversely affected. We also may become subject to new or more restrictive regulations relating to matters such as fuel emissions and ergonomics. Our company drivers and independent contractors also must comply with the safety and fitness regulations promulgated by the DOT, including those relating to drug and alcohol testing. Additional changes in the laws and regulations governing our industry could affect the economics of the industry by requiring changes in operating practices or by influencing the demand for, and the costs of providing, services to shippers.

The IRS is auditing our 2001 and 2002 tax returns and reviewing certain of our tax planning structures, which, if successfully challenged, would subject us to increased tax payments.

      Federal, state, and local taxes comprise a significant part of our expenses. As such, we actively manage these expenses when executing our business strategy, and we use a number of structures to permanently decrease our overall tax liability, or to defer cash tax payments when we believe it is appropriate. We have disclosed to the IRS the basic elements of two transactions related to taxes that were implemented in 2001, which we understand are of a type that have been subject to heightened IRS scrutiny. In the first of these structures, we formed a contested liability trust to fund the payment of certain contested third-party claims. We deduct on our federal income tax return the contributions to the trust in the form of our right to receive payment on certain notes issued by our subsidiaries. We intend to make further deductions if we make future contributions in respect of additional third-party claims. In the second of these structures, we changed our 401(k) plan year to end on December 29, and as a result deducted our 2002 plan year contribution on our 2001 federal income tax return. Both of these structures were designed to accelerate deductions to an earlier date than when they otherwise would be available. We estimate that the combined deductions from these two structures generated combined cash federal and state tax deferrals to us of approximately $3.9 million for 2001 and 2002. The tax deferrals did not affect our marginal tax rate for financial reporting purposes.

     As part of its ongoing audit of our 2001 and 2002 tax returns, the IRS has proposed the disallowance of the deductions relating to the 401(k) plan structure, and we anticipate that the IRS will propose the disallowance of the deductions relating to the contested liability trust as well. We are prepared to defend these challenges. The IRS also is reviewing a captive insurance company that we established in 2002 and that also was disclosed. If the IRS successfully challenges the 401(k) plan and contested liability trust structures, we estimate that we would have to repay the net federal and state tax deferrals of approximately $3.9 million, plus tax deductible interest. The potential $3.9 million liability has been provided for in deferred tax liabilities on our balance sheet. We would, however, be able to deduct the payments to satisfy third-party claims as they become fixed and the 401(k) contributions at a later date. Because we did not change our marginal tax rate for financial reporting purposes when we took the deductions, we do not believe our marginal tax rate will be affected if the structures are disallowed. In the event of a successful challenge, we also could owe penalties if our disclosures were deemed inadequate. Likewise, if the IRS were to successfully challenge other structures we have utilized or may utilize or expand the scope of the audit of our 2002 tax returns, we also could have to make additional tax payments and perhaps payments of penalties or interest.

If we are unable to retain our key employees, our business, financial condition, and results of operations could be harmed.

      We are highly dependent upon the services of the following key employees: David R. Parker, our Chairman of the Board, President, and Chief Executive Officer; Michael W. Miller, our Executive Vice President and Chief

Operating Officer; Joey B. Hogan, our Executive Vice President and Chief Financial Officer; L.D. “Micky” Miller, III, our Executive Vice President — Sales and Marketing; and R.H. Lovin, Jr., our Senior Vice President — Administration and Secretary. We do not have employment agreements with any of these persons. The loss of any of their services could have a materially adverse effect on our operations and future profitability. We must continue to develop and retain a core group of managers if we are to realize our goal of expanding our operations and continuing our growth. We cannot assure you that we will be able to do so.

The Parker family will continue to control a large portion of our stock and will continue to have substantial control over us following this offering, which could limit your ability to influence the outcome of key transactions, including changes of control.

      David R. Parker and Jacqueline F. Parker beneficially own approximately 45% of our outstanding common stock before this offering, which comprises approximately 53% of the outstanding votes, and will continue to beneficially own approximately 38% of our outstanding common stock after this offering, which will comprise approximately 47% of the outstanding votes. On all matters with respect to which our stockholders have a right to vote, including the election of directors, each share of Class A common stock is entitled to one vote, while each share of Class B common stock is entitled to two votes. All outstanding shares of Class B common stock are owned by the Parkers and are convertible to Class A common stock on a share-for-share basis at the election of the Parkers or upon transfer. In addition, the Estate of Clyde M. Fuller beneficially owns approximately 9% of our outstanding common stock before this offering, which comprises approximately 7% of the outstanding votes, and will continue to beneficially own approximately 2% of our outstanding common stock after this offering, which will comprise approximately 1% of the outstanding votes. Mr. Fuller was the stepfather of Mr. Parker. Elizabeth Fuller, Mr. Fuller’s wife and Mr. Parker’s mother, is the administrator of the estate and the sole beneficiary. Accordingly, the Parker family will continue to be able to influence decisions requiring stockholder approval, including election of our board of directors, the adoption or extension of anti-takeover provisions, mergers, and other business combinations. This concentration of ownership may allow the Parker family to prevent or delay a change of control of the Company, which other stockholders may favor.

We have significant ongoing capital requirements that could affect our profitability if we are unable to generate sufficient cash from operations and obtain financing on favorable terms.

      The truckload industry is capital intensive. Historically, we have depended on cash from operations and our credit facility to expand the size of our fleet and maintain modern revenue equipment. We review our tractor and trailer trade cycle from time-to-time. In 2001, we extended our trade cycle for tractors from three years to four years because of a depressed market for used equipment. We are in the process of returning to a tractor trade cycle of approximately three years. In addition, we are increasing the ratio of trailers to tractors in our fleet and are replacing many of our older trailers with new ones. These changes will increase our capital expenditures and borrowing requirements, or, depending on the method of financing, our leasing requirements. Our budget for capital expenditures, net of any offsets from sales or trades of equipment, is $40.0 million to $45.0 million in 2003, exclusive of acquisitions, of which approximately $11.0 million has been expended at September 30, 2003. We expect to pay for the projected capital expenditures with cash flows from operations, borrowings under our line of credit, and proceeds under the securitization facility. If we are unable to generate sufficient cash from operations and obtain financing on favorable terms in the future, we may have to limit our growth, enter into less favorable financing arrangements, or operate our revenue equipment for longer periods, any of which could have a materially adverse effect on our profitability.

Increased prices for new revenue equipment and low values for used revenue equipment, or the inability to take advantage of guaranteed trade-in arrangements, may adversely affect our earnings and cash flows.

      Our cost of acquiring and financing 2003 and newer model year tractors is expected to increase because of higher initial prices, lower anticipated disposal values for used equipment, and increased depreciation or lease expense during our period of ownership. This cost has been increasing since 2001, and we expect that it will continue to increase at least through 2004. In addition, we entered into a sale-leaseback transaction involving 1,266 trailers, a sale transaction involving 2,585 trailers, and a lease involving 3,600 new trailers. The net result of these transactions will increase our expense relating to trailers in future periods.

     The expenses discussed above may be reflected in depreciation and interest, if the equipment is owned or acquired under capitalized leases, or in revenue equipment rentals and purchased transportation if the equipment is leased under operating leases. Our expenses may fluctuate among those items depending upon changes in the percentage of our equipment obtained under operating leases versus owned and under capitalized leases.

     We currently have trade-in or fixed residual agreements with certain equipment suppliers concerning the substantial majority of our tractor fleet. If the suppliers refuse or are unable to meet their financial obligations under these agreements, or if we decline to purchase the relevant number of replacement units from the suppliers, we may suffer a financial loss upon the disposition of our equipment.

Fluctuations in the price or availability of fuel, as well as hedging activities, surcharge collection, and the volume and terms of diesel fuel purchase commitments, may increase our cost of operation, which could materially and adversely affect our profitability.

      Fuel is one of our largest operating expenses. Diesel fuel prices fluctuate greatly due to economic, political, and other factors beyond our control. For example, our average price for diesel fuel was $1.43 per gallon in the nine months ended September 30, 2003, as compared to $1.22 per gallon in the nine months ended September 30, 2002. From time-to-time we have used fuel surcharges, hedging contracts, and volume purchase arrangements to attempt to limit the effect of price fluctuations. We impose fuel surcharges on substantially all accounts. These arrangements may not fully protect us from fuel price increases and also may result in us not receiving the full benefit of any fuel price decreases. We currently do not have any fuel hedging contracts in place. If we do hedge, we may be forced to make cash payments under the hedging arrangements. A small portion of our fuel requirements for the remainder of 2003 and for 2004 are covered by volume purchase commitments. Based on current market conditions, we have decided to limit our hedging and purchase commitments, but we continue to evaluate such measures. The absence of meaningful fuel price protection through these measures could adversely affect our profitability.

     We require large amounts of diesel fuel, particularly on the West Coast and in Texas. Fluctuations in fuel prices, or a shortage of diesel fuel, could materially and adversely affect our results of operations.

We may not make acquisitions in the future, or if we do, we may not be successful in our acquisition strategy.

      We made nine acquisitions between 1996 and 2000, including four between September 1999 and August 2000. Accordingly, acquisitions have provided a substantial portion of our growth. There is no assurance that we will be successful in identifying, negotiating, or consummating any future acquisitions. If we fail to make any future acquisitions, our growth rate could be materially and adversely affected.

     Any acquisitions we undertake could involve the dilutive issuance of equity securities and/or incurring indebtedness. In addition, acquisitions involve numerous risks, including difficulties in assimilating the acquired company’s operations, the diversion of our management’s attention from other business concerns, risks of entering into markets in which we have had no or only limited direct experience, and the potential loss of customers, key employees, and drivers of the acquired company, all of which could have a materially adverse effect on our business and operating results. If we make acquisitions in the future, we cannot assure you that we will be able to successfully integrate the acquired companies or assets into our business.

Our operations are subject to various environmental laws and regulations, the violation of which could result in substantial fines or penalties.

      We are subject to various environmental laws and regulations dealing with the hauling and handling of hazardous materials, fuel storage tanks, air emissions from our vehicles and facilities, and discharge and retention of stormwater. We operate in industrial areas, where truck terminals and other industrial activities are located, and where groundwater or other forms of environmental contamination have occurred. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. We also maintain above-ground bulk fuel storage tanks and fueling islands at two of our facilities. A small percentage of our freight consists of low-grade hazardous substances, which subjects us to a wide array of regulations. If we are involved in a spill or other accident involving hazardous substances, if there are releases of hazardous substances we transport, or if we are found to be in violation of applicable laws or regulations, we could be subject to liabilities that could have a materially adverse effect on our business and operating results. If we should fail to comply with applicable environmental regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.

The engines used in our newer tractors are subject to new emissions control regulations, which may substantially increase our operating expense.

      The Environmental Protection Agency (“EPA”) recently adopted new emissions control regulations, which require progressive reductions in exhaust emissions from diesel engines through 2007, for engines manufactured in October 2002, and thereafter. The new regulations decrease the amount of emissions that can be released by truck engines and affect tractors produced after the effective date of the regulations. Compliance with such regulations has increased the cost of our new tractors and could substantially impair equipment productivity, lower fuel mileage, and increase our operating expenses. Some manufacturers have significantly increased new equipment prices, in part to meet new engine design requirements, and have eliminated or sharply reduced the price of repurchase commitments. These adverse effects combined with the uncertainty as to the reliability of the vehicles equipped with the newly designed diesel engines and the residual values that will be realized from the disposition of these vehicles could increase our costs or otherwise adversely affect our business or operations.

Our stock price is volatile, which could cause you to lose a significant portion of your investment.

      The market price of our Class A common stock could be subject to significant fluctuations in response to certain factors, such as variations in our anticipated or actual results of operations, the operating results of other companies in the transportation industry, changes in conditions affecting the economy generally, including incidents of armed conflict or terrorism, analyst reports, general trends in the industry, sales of Class A common stock by insiders, as well as other factors unrelated to our operating results. Volatility in the market price of our Class A common stock may prevent you from being able to sell your shares at or above the price you paid for your shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus contains these types of statements, which are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We make these statements directly in this prospectus and in the documents filed with the Securities and Exchange Commission that are incorporated by reference in this prospectus.

     Words such as “anticipates,” “estimates,” “expects,” “projects,” “intends,” “plans,” “believes,” and words or terms of similar substance used in connection with any discussion of future operating results or financial performance identify forward-looking statements. All forward-looking statements reflect our management’s present expectation of future events and are subject to a number of important factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The factors listed in the “Risk Factors” section of this prospectus, any cautionary language in this prospectus, and the following provide examples of these risks and uncertainties: excess tractor and trailer capacity in the trucking industry; decreased demand for our services or loss of one or more or our major customers; surplus inventories; recessionary economic cycles and downturns in customers’ business cycles; strikes, work slow downs, or work stoppages at our facilities, or at customer, port, or other shipping related facilities; increases or rapid fluctuations in fuel prices, as well as fluctuations in hedging activities and surcharge collection, the volume and terms of diesel purchase commitments, interest rates, fuel taxes, tolls, and license and registration fees; increases in the prices paid for new revenue equipment; the resale value of our used equipment and the price of new equipment; increases in compensation for and difficulty in attracting and retaining qualified drivers and independent contractors; high insurance premiums and deductible amounts; elevated experience in the frequency or severity of claims relating to accident, cargo, workers’ compensation, health, and other matters; seasonal factors such as harsh weather conditions that increase operating costs; competition from trucking, rail, and intermodal competitors; regulatory requirements that increase costs or decrease efficiency, including revised hours-of-service requirements for drivers; our ability to successfully execute our initiative of improving the profitability of medium length of haul, or “in-between,” movements; and the ability to identify acceptable acquisition candidates, consummate acquisitions, and integrate acquired operations.

     You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or the date of a document incorporated by reference in this prospectus. We are under no obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.

     For these statements, we claim the protection of the safe harbor for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

DIVIDEND POLICY

      We have never paid a cash dividend on our Class A or Class B common stock. We currently intend to continue to retain earnings to finance the growth of our business and reduce our indebtedness rather than to pay dividends. Our ability to pay cash dividends is currently limited by restrictions contained in our revolving credit facility and our accounts receivable securitization facility. Future payments of cash dividends will depend on our financial condition, results of operations, capital commitments, restrictions under then-existing agreements, and other factors our board of directors deems relevant.

BUSINESS

General

      We are one of the ten largest truckload carriers in the United States measured by revenue. We focus on longer lengths of haul in targeted markets to enhance our asset utilization, improve our operating efficiency, and deliver the equipment availability demanded by major shippers. Within our targeted markets, we use the industry’s largest fleet of tractors operated by two-person driver teams to offer time-definite and expedited long-haul service, including the ground delivery of air freight. We also offer rapidly growing dedicated services that operate for the benefit of a single customer or on a defined route, and we participate in the design, development, and execution of supply chain solutions for our customers. By providing 99% on-time service in each of the past eight years, we have become a major carrier for customers that require premium service, such as manufacturers, retailers, and other transportation companies.

     Between 1991 and 1999, we grew our revenue before fuel and other surcharges from $41.2 million to $472.7 million, a compounded annual growth rate of 36%, through internal growth and acquisitions. Over the same period, we grew net income from $823,000, or $.08 per diluted share, to $22.3 million, or $1.48 per diluted share, a compounded annual earnings per share growth rate of 44%. We believe this rapid growth was strategically important, as we gained the size and equipment capacity to cover additional traffic lanes and geographic areas for customers, participate in competitive bids to transport freight for major shippers and develop a substantial dedicated service business.

     Beginning in 2000, the combination of softening freight demand and our rapid expansion affected our profitability, as we were unable to obtain the freight rates and levels of asset utilization we expected. At the same time, rising insurance premiums and depressed used truck prices increased our operating costs. As a result, our annual freight revenue declined slightly, from $552.4 million in 2000 to $541.4 million in 2002. Our net income declined to $11.9 million in 2000, and we experienced a net loss of $6.7 million in 2001, including a $15.4 million pre-tax impairment charge relating to the reduced market value of our used tractors.

     Although setbacks in 2000 led to slowed revenue growth in 2001, we adopted several initiatives in 2001 that were designed to improve our profitability and particularly, our average revenue per tractor, our chief measure of asset utilization. The most significant of these initiatives were constraining the size of our tractor and trailer fleets until profit margins justify expansion, increasing freight volumes within our existing traffic lanes, replacing lower yielding freight, implementing selective rate increases, and reinforcing our cost control efforts. We believe that a combination of these initiatives and an improved freight environment contributed to substantial improvement in our operating performance between 2001 and 2002.

     During the second quarter of 2003 we began implementing another initiative to improve our profitability. We are undertaking an intense evaluation of the freight in what we call “in-between” movements. In-between movements generally have lengths of haul between 510 and 800 miles. They are longer than one-day regional moves but not long enough for expedited team service or two full days with a single driver. In many instances, the revenue we have generated from in-between movements has been insufficient to generate the profitability we desire based on the amount of time the tractor and driver are committed to the load. Accordingly, we are examining each in-between movement and are negotiating with customers to raise rates, obtain more favorable loads, or cease hauling the in-between loads. During our most recent quarter, these in-between movements represented approximately one quarter of our total loads, and we believe they have been significantly less profitable than our longer lengths of haul. Based on the initial results of these efforts, we believe that we have significant opportunities to improve our profitability as we continue to focus on our in-between movements.

Business Strategy

      The key elements of our business strategy are:

•	Offer premium service. We offer just-in-time, transcontinental express, and other premium services to shippers with exacting transportation requirements. Our service standards include transporting loads coast-to-coast in 72 hours, meeting schedules with delivery windows as narrow as 15 minutes, and delivering 99% of all loads on-time which we have accomplished in each of the last eight years. We target such premium service freight to obtain higher rates, build long-term, service-based customer relationships, and avoid competition from railroad, intermodal, and trucking companies that compete primarily on the basis of price.

•	Operate in targeted markets. We operate in targeted markets where our service can provide a competitive advantage. Our primary market historically has been expedited long-haul freight transportation predominantly using two-person driver teams. Our industry-leading 1,200 driver teams can provide significantly faster, more predictable service than railroad, intermodal, or single-driver service over long lengths of haul at a fraction of the cost of air freight. In addition, we offer dedicated fleets, which operate for the benefit of a single customer or on a defined route. This part of our business has grown as we have expanded our participation in the design, development, and execution of supply chain solutions for customers. We also offer medium-to-long-haul temperature-controlled service. We believe that our ability to offer service over shorter and longer lengths of haul and our large capacity of driver teams differentiate us from competitors.

•	Focus on asset productivity. Our primary productivity measure is revenue per tractor. Within revenue per tractor, we examine freight rates, non-revenue miles, and miles per tractor. We are in the process of analyzing all of our customers and freight movements, particularly those involving shipments of approximately 510 to 800 miles, to enhance the revenue production of our tractors. We also attempt to concentrate our equipment in defined operating lanes or regions to create more predictable movements, reduce empty miles, and shorten turn times between loads.

•	Seek partnerships with other transportation companies. A significant portion of our business focuses on providing services to other transportation companies that require a high level of service to support their operations. In 2002 and the nine months ended September 30, 2003, transportation providers, such as logistics companies, freight forwarders, less-than-truckload companies, and deferred air freight providers, comprised approximately 35% of our revenue. We seek to grow by continuing to serve as a partner, rather than a competitor, to other transportation providers.

•	Use technology to enhance operating efficiency. We have made significant investments in technologies that reduce costs, afford a competitive advantage with service-sensitive customers, and promote economies of scale. Examples of these technologies are freight optimization software that allows us to more accurately analyze the profitability of each customer, route, and load, satellite-based tracking and communication systems, document imaging, fuel routing software, and electronic access to customer load information and electronic transmission of shipping instructions.

Customers and Operations

      We operate throughout the United States and in parts of Canada and Mexico, with substantially all of our revenue generated from within the United States. All of our assets are domiciled in the United States, and for the past five years less than one percent of our revenue has been generated in Canada and Mexico. The largest part of our business is expedited dry-van truckload service with a medium-to-long average length of haul that we provide by using single drivers and two-person driver teams. In addition, our dedicated fleets, which serve a defined customer or route, comprised 15% of our 2002 revenue and 16% of our revenue in the nine months ended September 30, 2003. We also operate an expedited medium-to-long-haul temperature-controlled business, and this portion of our business comprised 15% of our 2002 revenue and 15% of our revenue in the nine months ended September 30, 2003. Part of this business is operated by our subsidiary, Southern Refrigerated Transport, Inc., under its own tradename.

     Our primary customers include manufacturers and retailers, as well as other transportation companies such as less-than-truckload carriers, air freight companies, third-party freight consolidators, and freight forwarders. In 2002, our five largest customers were Con-Way Transportation, Eagle Global Logistics, Emery Air Freight, Shaw Industries, and Target Corporation. In the aggregate, subsidiaries of CNF, Inc. accounted for approximately 11% of our revenue in 2002, and in the nine months ended September 30, 2003.

     We approach our operations as an integrated effort involving marketing, customer service, and fleet management functions. Our customer service and marketing personnel emphasize both new account development and expanded service for current customers. Customer service representatives provide day-to-day contact with customers, while the sales force targets driver-friendly freight that will increase lane density. Fleet managers at each operations center plan load coverage according to customer requirements and relay pick-up, delivery, routing, and fueling instructions to our drivers. The fleet managers attempt to route most of our trucks over selected operating lanes. We believe this assists us in balancing traffic between eastbound and westbound movements, reducing empty miles, and improving the reliability of delivery schedules.

     We use proven technology, including freight optimization software that permits us to perform sophisticated analyses of profitability and other factors on each customer, route, and load. We equip our tractors with a satellite-based tracking and communications system that permits direct communication between drivers and fleet managers. We believe that this system enhances our operating efficiency and improves customer service and fleet management. This system also updates the tractor’s position every 30 minutes, which allows us and our customers to locate freight and accurately estimate pick-up and delivery times. We also use the system to monitor engine idling time, speed, performance, and other factors that affect operating efficiency.

     As an additional service to customers, we offer electronic data interchange and Internet-based communication for customer usage in tendering loads and accessing information such as cargo position, delivery times, and billing information. These services allow us to communicate electronically with our customers, permitting real-time information flow, reductions or eliminations in paperwork, and the employment of fewer clerical personnel. Since 1997, we have used a document imaging system to reduce paperwork and enhance access to important information.

     Our operations generally follow the seasonal norm for the trucking industry. Equipment utilization is usually at its highest from May to August, maintains high levels through October, and generally decreases during the winter holiday season and as inclement weather impedes operations.

Revenue Equipment

      We believe that operating high quality, late-model equipment contributes to operating efficiency, helps us recruit and retain drivers, and is an important part of providing excellent service to customers. Our historical policy has been to operate our tractors while under warranty to minimize repair and maintenance cost and reduce service interruptions caused by breakdowns. We also order most of our equipment with uniform specifications to reduce our parts inventory and facilitate maintenance. At September 30, 2003, our 3,586 tractors had an average age of 24.5 months and our 8,165 trailers had an average age of 49.3 months. Approximately 82% of these trailers were dry vans and the remainder were temperature-controlled vans.

     Our 2003 and 2004 model year Freightliner tractors are covered by tradeback agreements that guarantee us a defined trade-in value if we purchase a replacement tractor from Freightliner. We also have placed orders for approximately 500 model year 2004 Volvo tractors, which we expect to finance under operating leases. The combination of an increased price for the new tractors and a decreased trade-in value for used tractors is increasing our cost of equipment for future periods.

     We are in the process of changing our tractor trade cycle back to a period of approximately three years. We are making this change based on maintenance costs, capital requirements, prices of new and used tractors, and other factors. As a result, our capital expenditures and financing costs are expected to increase, and our maintenance costs are expected to decrease.

Insurance and Claims

      We have increased the self-insured retention portion of our insurance coverage for most claims significantly over the past several years. During the first quarter of 2003, we renewed our casualty program and increased our self insured retention level. Under our current casualty program, we generally are self-insured for personal injury and property damage claims for amounts up to $2.0 million per occurrence for the first $5.0 million of exposure. However, our insurance policy also provides for an additional $2.0 million self-insured aggregate amount, with a limit of $1.0 million per occurrence until the $2.0 million aggregate threshold is reached. For example, if we were to experience during the policy year three separate personal injury and property damage claims each resulting in exposure of $4.0 million, we would be self-insured for $3.0 million with respect to each of the first two claims, and for $2.0 million with respect to the third claim and any subsequent claims during the policy year. In addition to amounts for which we are self-insured in the primary $5.0 million layer, we self-insure for the first $2.0 million in the layer from $5.0 million to $20.0 million, which is our excess coverage limit. We are also self-insured for cargo loss and damage claims for amounts up to $1.0 million per occurrence. We maintain a workers’

compensation plan and group medical plan for our employees with a deductible amount of $1.0 million for each workers’ compensation claim and a deductible amount of $250,000 for each group medical claim. The following chart reflects the major changes in our casualty program since March 1, 2002:

		Primary Coverage				Excess Coverage
Coverage Period	Primary Coverage	SIR/deductible		Excess Coverage		SIR/deductible

March 2002 — July 2002	$2.0 million	$500,000		$48.0 million		$3.0 million
July 2002 — November 2002	$2.0 million	$500,000		$0	*	$0	*
November 2002 — March 2003	$4.0 million	$1.0 million		$16.0 million		$3.0 million
March 2003 — March 2004	$5.0 million	$2.0 million	**	$15.0 million		$2.0 million

*	Represents period for which no proof of insurance was available from agent and coverage was determined to be invalid. We expensed the premiums paid in 2002 and are pursuing legal remedies against the insurance agency and its errors and omissions policy, but we can make no assurance of recovery.

**	Does not include $1.0 million self insured retention for cargo. Subject to additional $2.0 million self-insured aggregate amount, which results in total self-insured retention of up to $3.0 million per occurrence in the primary $5.0 million layer until the $2.0 million aggregate threshold is reached.

Industry

      According to the American Trucking Associations (ATA), the trucking industry was estimated at $585 billion in revenue in 2002 and accounted for approximately 87% of domestic spending on freight transportation. The industry is projected to grow in line with the overall U.S. economy. The trucking industry includes both private fleets and “for-hire” carriers. We operate primarily in the highly fragmented for-hire truckload segment of this market, which the ATA estimates generated revenues of approximately $250 billion in 2002. We also compete in the private fleet market, which consists of trucks owned and operated by shippers that move their own goods and accounted for an estimated $277 billion in revenue in 2002. We believe the private fleet market offers us significant opportunities for expansion, particularly through our dedicated business, because shippers increasingly are focused on operating within and conserving capital for, their core competencies, which often do not include freight transportation.

     The United States trucking industry is highly competitive and includes thousands of for-hire motor carriers, none of which dominates the market. Service and price are the principal means of competition in the trucking industry. Measured by annual revenue, the ten largest dry van truckload carriers accounted for approximately $12 billion, or approximately five percent, of annual for-hire truckload revenue in 2002. We compete to some extent with railroads and rail-truck intermodal service but differentiate ourselves from railroad and rail-truck intermodal carriers on the basis of service. Railroad and rail-truck intermodal movements are subject to delays and disruptions arising from rail yard congestion, which reduces the effectiveness of such service to customers with time-definite pick-up and delivery schedules.

     We believe that the cost and complexity of operating trucking fleets are increasing and that economic and competitive pressures are likely to force many smaller competitors and private fleets to consolidate or exit the industry. As a result, we believe that larger, better capitalized companies, like us, will have greater opportunities to increase profit margins and gain market share. In the market for dedicated services, we believe that truckload carriers, like us, have a competitive advantage over truck lessors, who are the other major participants in the market, because we can offer lower prices by utilizing back-haul freight within our network that traditional lessors do not have.

MANAGEMENT

     Our senior management team and directors are set forth in the table below.

			With
Name	Age	Position With Company	Company Since

David R. Parker	45	Chairman of the Board, President, and Chief Executive Officer	1985
Michael W. Miller	45	Executive Vice President, Chief Operating Officer, and Director	1987
Joey B. Hogan	41	Executive Vice President, Chief Financial Officer, and Assistant Secretary	1997
L.D. “Micky” Miller, III	49	Executive Vice President — Sales and Marketing	2002
R.H. Lovin, Jr.	51	Senior Vice President — Administration and Secretary	1986
William T. Alt	66	Director	1994
Robert E. Bosworth	55	Director	1998
Hugh O. Maclellan, Jr.	63	Director	1994
Mark A. Scudder	40	Director	1994
Bradley A. Moline	36	Director	2003
Niel B. Nielson	49	Director	2003

     David R. Parker has served as President since our founding in 1985 and as Chairman of the Board and Chief Executive Officer since 1994. Mr. Parker was elected to the Board of Directors of the Truckload Carriers’ Association in 1994.

     Michael W. Miller has served as our Executive Vice President and Chief Operating Officer since 1997. He previously served as our Vice President of Operations from 1993 to 1997 and in various other positions from 1987 to 1993. Mr. Miller has over 25 years of experience in the transportation industry.

     Joey B. Hogan has served as our Chief Financial Officer since 1997. Mr. Hogan has been an Executive Vice President since May 2003 and was a Senior Vice President from December 2001 to May 2003. From joining us in August 1997 through December 2001, Mr. Hogan also served as our Treasurer. In 1996 and 1997, Mr. Hogan served as Chief Financial Officer of The McKenzie Companies in Cleveland, Tennessee, a group of privately owned companies. From 1986 to 1996, Mr. Hogan served in various capacities, including three years as Director of Finance with Chattem, Inc., a publicly held company, headquartered in Chattanooga, Tennessee, involved in the manufacturing and marketing of over-the-counter pharmaceuticals and toiletries products.

     L.D. “Micky” Miller, III has served as our Executive Vice President — Sales and Marketing since December 2, 2002. Mr. Miller has 28 years of sales and operations experience in the trucking industry. From January 2000 to November 2002, Mr. Miller owned and operated two privately owned trucking companies, one of which was a truckload carrier and the other of which was a less-than-truckload carrier. From 1994 to 1997, Mr. Miller served as a chief executive officer of the CSI/Crown, Inc. division of U.S. Xpress Enterprises, Inc. In March 2003, Ida-Tran Freight Systems, of which Mr. Miller was an executive officer and the sole stockholder, voluntarily filed a bankruptcy petition in the United States District Court for the District of Idaho. On October 3, 2003, a petition was filed against Mr. Miller in the United States Bankruptcy Court for the Northern District of Georgia.

     R.H. Lovin, Jr. has served in several senior management positions since joining us in 1986. Mr. Lovin has been our Senior Vice President — Administration since February 2003 and Corporate Secretary since August 1995. Mr. Lovin previously served as our Chief Financial Officer from 1986 to 1994, as Vice President of Administration from May 1994 to May 2003, and as director from May 1994 to May 2003.

     William T. Alt has engaged in the private practice of law since 1962 and has served as outside counsel to the Company since 1986.

     Robert E. Bosworth has served as a director since 1998. Since February 2001, Mr. Bosworth has been the Vice President of Corporate Finance for the Livingston Company, a merchant bank located in Chattanooga. From February 1998 until February 2001, Mr. Bosworth was a business and management consultant to various corporations in the Chattanooga area. Prior to February 1998, Mr. Bosworth served for more than five years as Executive Vice President and Chief Financial Officer of Chattem, Inc. Mr. Bosworth is a director of Chattem, Inc.

     Hugh O. Maclellan, Jr. is President of the Maclellan Foundation, Inc. and serves on the Boards of UnumProvident Corporation and SunTrust Bank, Chattanooga, N.A.

     Mark A. Scudder has been an attorney for more than ten years with Scudder Law Firm, P.C., L.L.O., Lincoln, Nebraska, our outside corporate and securities counsel. Mr. Scudder also is a director of Knight Transportation, Inc., a publicly traded truckload carrier, and Genesee & Wyoming Inc., a publicly traded railroad.

     Bradley A. Moline has been the President of Imperial Super Foods, a grocery store in Imperial, Nebraska, since February 2002. In October 2002, Mr. Moline formed Allo Communications, LLC, a competitive local telephone company, and serves as its President and Chief Executive Officer. Mr. Moline was the President of Forte Technologies, a contract manufacturer of high precision parts, from February 2001 until February 2002. From 1997 to May 2001, Mr. Moline was the Senior Vice President of Finance and Chief Financial Officer of Birch Telecom, Inc., an integrated communications provider. Mr. Moline resigned from his position at Birch Telecom, Inc. to take the position with Forte Technologies more than sixteen months prior to Birch Telecom, Inc.’s filing of a petition under the federal bankruptcy laws in September 2002. From 1994 to 1997, Mr. Moline was our Treasurer and Chief Financial Officer.

     Niel B. Nielson has been President of Covenant College since 2002. From 1997 until 2002, Mr. Nielson was the Associate Pastor of Outreach for College Church in Wheaton, Illinois. Mr. Nielson was a partner and trader for Ritchie Capital Markets Group, LLC from 1996 to 1997. Prior to 1996, Mr. Nielson served as an executive officer in various companies, including serving for two years as Senior Vice President of Chicago Research and Trading Group, Ltd., a company at which he was employed for nine years. Mr. Nielson is also a director of First Defined Portfolio Fund LLC, an open-end management investment company under the Investment Company Act of 1940.

PRINCIPAL AND SELLING STOCKHOLDERS

     The following table shows, as of September 30, 2003, the number of shares and percentage of our outstanding Class A and Class B common stock beneficially owned by:

•	each of our executive officers and directors;

•	all of our executive officers and directors as a group;

•	each stockholder known by us to beneficially own more than 5% of our outstanding common stock; and

•	the selling stockholders.

     The percentages shown are based on 14,594,331 shares of common stock outstanding at September 30, 2003, and the sale by the selling stockholders of 2,000,000 shares. These numbers include 2,350,000 shares of Class B common stock owned by the Parkers, which are convertible into the same number of shares of Class A common stock at any time and convert automatically if beneficially owned by anyone other than the Parkers and their children. The Class B common stock has two votes per share but otherwise is substantially identical to the Class A common stock, which has one vote per share. A person is deemed to have “beneficial ownership” of any security that he or she has a right to acquire within 60 days after such date. Shares that a person has the right to acquire under stock options are deemed outstanding for the purpose of computing the percentage ownership of that person and all executive officers and directors as a group, but not for the percentage ownership of any other person or entity. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power for all shares shown as beneficially owned by them.

	Shares Beneficially			Shares to be
	Owned Prior to this			Beneficially Owned
	Offering			After this Offering
			Shares Being
Name	Number	Percentage	Offered	Number	Percentage

Executive officers and directors:
David R. & Jacqueline F. Parker(1)	6,721,077	45.1%	1,000,000	5,721,077	38.4%
Michael W. Miller(2)	125,836	*	—	125,836	*
Joey B. Hogan(3)	110,189	*	—	110,189	*
L.D. “Micky” Miller, III(4)	5,000	*	—	5,000	*
R.H. Lovin, Jr.(5)	70,377	*	—	70,377	*
William T. Alt(6)	17,500	*	—	17,500	*
Robert E. Bosworth(7)	31,500	*	—	31,500	*
Hugh O. Maclellan, Jr.(8)	25,000	*	—	25,000	*
Mark A. Scudder(9)	22,150	*	—	22,150	*
Bradley A. Moline(10)	3,500	*	—	3,500	*
Niel B. Nielson(11)	2,500	*	—	2,500	*
All executive officers and directors as a group (11 persons)	7,135,089	46.7%	1,000,000	6,135,089	40.1%
Other principal stockholders:
Estate of Clyde M. Fuller/Elizabeth Fuller, administrator(12)	1,242,134	8.5%	1,000,000	242,134	1.7%
Dimensional Fund Advisors Inc.(13)	961,113	6.6%	—	961,113	6.6%

*	Less than one percent.

(1)	Includes 3,855,000 shares of Class A common stock and 2,350,000 shares of Class B common stock owned by Mr. and Mrs. Parker as joint tenants with rights of survivorship, 200,000 shares of Class A common stock owned by the Parker Family Limited Partnership, of which the Parkers are the general partners, 306,098 shares of Class A common stock underlying stock options, and 9,979 shares of Class A common stock held by Mr. Parker in our 401(k) Plan. Because the Class B common stock has two votes per share, the Parkers beneficially own 52.6% of our total voting power before this offering and will beneficially own 46.8% of our total voting power after this offering. Mr. Parker is our Chairman, President, and Chief Executive Officer. The Parker family intends to donate approximately 100,000 shares to charitable organizations at the time of this offering. Recipients of such shares will sign agreements restricting the sale of shares received for a period of 90 days from the date of this prospectus. Of the shares offered by the Parkers in this offering, 100,000 are owned by the Parker Family Limited Partnership.

(2)	Includes 125,836 shares of Class A common stock underlying stock options.

(3)	Includes 104,885 shares of Class A common stock underlying stock options, 3,400 shares owned by Joey B. Hogan and Melinda J. Hogan as joint tenants, and 1,904 shares held in our 401(k) plan.

(4)	Includes 5,000 shares of Class A common stock underlying stock options, which vest on December 9, 2003.

(5)	Includes 70,377 shares of Class A common stock underlying stock options.

(6)	Includes 17,500 shares of Class A common stock underlying stock options.

(7)	Includes 17,500 shares of Class A common stock underlying stock options, 2,000 shares owned directly, 1,000 shares owned in an individual retirement account, and 11,000 shares owned by a charitable foundation for which Mr. Bosworth serves as an officer and director, as to which beneficial ownership is disclaimed.

(8)	Includes 17,500 shares of Class A common stock underlying stock options and 7,500 shares held directly.

(9)	Includes 17,500 shares of Class A common stock underlying stock options, 4,350 shares held in an individual retirement account, 100 shares held directly, and 200 shares held as custodian for a minor child, as to which beneficial ownership is disclaimed.

(10)	Includes 2,500 shares of Class A common stock underlying stock options and 1,000 shares owned directly.

(11)	Includes 2,500 shares of Class A common stock underlying stock options.

(12)	Includes 1,196,300 shares of Class A common stock owned directly and 45,834 shares underlying stock options. Mrs. Fuller is the administrator of the Estate of Clyde M. Fuller and is the beneficiary under his will. With her appointment as administrator by the probate court of Hamilton County, Tennessee, on January 23, 2003, Mrs. Fuller became the beneficial owner of the shares and options owned by Mr. Fuller at the time of his death. Mrs. Fuller is David Parker’s mother. We have engaged in transactions with Mrs. Fuller, and previously engaged in certain transactions with Mr. Fuller, on terms Mr. Parker negotiated and our audit committee approved. See our proxy statements for disclosure regarding these transactions.

(13)	As reported on Form 13F filed with the SEC on August 8, 2003.

UNDERWRITING

      Subject to the terms and conditions of an underwriting agreement dated                    , 2003, the underwriters named below, through their representatives, Bear, Stearns & Co. Inc., Stephens Inc., and BB&T Capital Markets, a division of Scott & Stringfellow, Inc., have severally agreed to purchase from the selling stockholders the respective number of shares of Class A common stock set forth opposite their names below:

Number
Name	of Shares

Bear, Stearns & Co. Inc.
Stephens Inc.
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.

Total

     The underwriting agreement provides that the obligations of the underwriters are several and are subject to approval of certain legal matters by their counsel and various other conditions. The nature of the underwriters’ obligations is such that they are committed to purchase all shares of stock offered hereby if any of the shares are purchased.

     David R. and Jacqueline F. Parker have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an additional 300,000 shares of our Class A common stock at the public offering price, less the underwriting discounts set forth on the cover page of this prospectus. The underwriters may exercise this option solely to cover over-allotments, if any, in connection with the sale of our Class A common stock. If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares proportionate to the underwriter’s initial amount set forth in the table above.

     The following table summarizes the underwriting discounts to be paid by the selling stockholders to the underwriters and the estimated expenses payable by us for each share of stock and in total. This information is presented assuming either no exercise or full exercise of the underwriters’ option to purchase additional shares of stock.

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting discounts and commissions paid by the selling stockholders	$	$	$	$

     We have been advised that the underwriters propose to offer the shares of our Class A common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of           per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of           per share to certain other dealers. The offering of the shares is made for delivery when, as, and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation, or modification of this offering without notice. The underwriters reserve the right to reject any order for the purchase of shares, in whole or in part.

     We, along with our directors, executive officers, and the selling stockholders have agreed under the underwriting agreement or lock-up agreements not to, directly or indirectly, offer, sell, or otherwise dispose of any shares of Class A common stock or any securities which may be converted into or exchanged for shares of Class A common stock without the prior written consent of Bear, Stearns & Co. Inc. on behalf of the underwriters for a period of 90 days from the date of this prospectus, except for: charitable donations of up to 100,000 shares by the Parkers to the extent the donees agree not to dispose of the shares until 90 days after the date of this prospectus; issuances of Class A common stock by us pursuant to the exercise of stock options outstanding on the date hereof; the sale by each of two of our executive officers of up to 25,000 shares he may acquire upon the exercise of outstanding stock options that expire in 2004; and the sale by each of our four executive officers other than David R. Parker of up to 5,000 shares he may acquire upon the exercise of outstanding stock options.

     We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments which the underwriters may be required to make in respect thereof.

     The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing, or maintaining the price of the Class A common stock, in accordance with Regulation M under the Exchange Act:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which create a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-alloted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions consist of bids to purchase the underlying security in the open market which are subject to a specified maximum.

•	Syndicate covering transactions involve purchases of Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

     These stabilizing transactions, syndicate covering transactions, and penalty bids may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the stock. As a result, the price of the Class A common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time. Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class A common stock.

     In connection with this offering, the underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market makers’ bid that bid must be lowered when specified purchase limits are exceeded.

     The underwriters may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of their business.

     A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

     Other than the prospectus in electronic format, information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been endorsed by us or the underwriters or any selling group member in its capacity as underwriter or selling group member, and should not be relied on by investors in deciding whether to purchase any shares of Class A common stock. The underwriters and selling group members are not responsible for information contained in Internet web sites that they do not maintain.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

      We file annual, quarterly, and special reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information about the Public Reference Room. Most of our filings are also available to you free of charge at the Commission’s web site at http://www.sec.gov.

     Our Class A common stock is listed on the Nasdaq National Market and similar information can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     We have filed a registration statement under the Securities Act with the Commission with respect to the Class A common stock offered by this prospectus. This prospectus is a part of the registration statement. However, it does not contain all of the information contained in the registration statement and its exhibits. You should refer to the registration statement and its exhibits for further information about us and the Class A common stock offered by this prospectus.

INCORPORATION OF DOCUMENTS BY REFERENCE

     The Commission allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We have filed the following documents with the Commission that are incorporated by reference into this prospectus:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2002;

•	our quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2003, June 30, 2003, as amended, and September 30, 2003;

•	our current report on Form 8-K filed with the Commission on September 19, 2003; and

•	the description of our Class A common stock contained under the caption “Description of Registrant’s Securities to be Registered” in our registration statement on Form 8-A filed September 30, 1994, which incorporates by reference information under the heading “Description of Capital Stock” in the prospectus dated October 28, 1994, included in our Registration Statement on Form S-1 (No. 33-82978, effective October 28, 1994), including any amendment or report filed for the purpose of updating such description.

     Please note that all other documents and reports filed under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act following the date of this prospectus and prior to the termination of this offering will be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of the filing of such reports and documents.

     You may request free copies of filings incorporated herein by reference by writing or telephoning us at the following address:

Covenant Transport, Inc.
Attn: Joey B. Hogan, Executive Vice President
and Chief Financial Officer
400 Birmingham Highway
Chattanooga, Tennessee 37419
(423) 821-1212

LEGAL MATTERS

     The validity of the shares offered hereby will be passed upon for us by Scudder Law Firm, P.C., L.L.O., Lincoln, Nebraska. Mark Scudder, a principal of Scudder Law Firm, is a member of our board of directors. We paid Scudder Law Firm approximately $265,000 in 2002 for legal services. Certain legal matters relating to this offering will be passed upon for the underwriters by Kramer Levin Naftalis & Frankel LLP, New York, New York.

EXPERTS

     Our consolidated financial statements as of December 31, 2001, and 2002, and for the years then ended have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2002, financial statements refers to the adoption, effective January 1, 2002, of Statement of Financial Accounting Standards No. 142, “Accounting for Goodwill and Other Intangible Assets.”

     Our consolidated financial statements as of December 31, 2000, and for the year then ended have been incorporated by reference in this prospectus in reliance upon the report of PricewaterhouseCoopers LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. In 2001, we changed independent auditors. No disagreement with PricewaterhouseCoopers LLP contributed to the decision to change auditors.

2,000,000 shares

Class A

Common Stock

PROSPECTUS

                            , 2003

Bear, Stearns & Co. Inc.

Stephens Inc.

BB&T Capital Markets

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14 — Other Expenses of Issuance and Distribution

      The following table sets forth the expenses to be paid by us in connection with the offering described in this registration statement. All of such amounts (except the SEC Registration Fee and NASD Filing Fee) are estimated.

SEC Registration Fee	$3,281
NASD Filing Fee	4,555
Blue Sky Fees and Expenses	5,000
Accounting Fees and Expenses	100,000
Legal Fees and Expenses	200,000
Printing and Engraving Costs	50,000
Miscellaneous	50,000

Total	$412,836

Item 15 — Indemnification of Directors and Officers

      Article VII of the Registrant’s Restated Articles of Incorporation (“Articles”) and Article X of the Registrant’s Amended Bylaws provide that the Registrant’s directors and officers shall be indemnified against liabilities they may incur while serving in such capacities to the fullest extent allowed by the Nevada General Corporation Law. Under the applicable statutory provisions, the Registrant is required to indemnify its directors and officers against any reasonable expenses (including attorneys’ fees) incurred by them in the defense of any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, to which they were made a party, or in defense of any claim, issue, or matter therein, by reason of the fact that they are or were a director or officer of the Registrant or while a director or officer of the Registrant are or were serving at the Registrant’s request as a director, officer, partner, trustee, employee, or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise unless it is ultimately determined by a court of competent jurisdiction that they failed to act in a manner they believed in good faith to be in, or not opposed to, the best interests of the Registrant, and with respect to any criminal proceeding, had reasonable cause to believe their conduct was lawful. The Registrant will advance expenses incurred by directors or officers in defending any such action, suit, or proceeding upon receipt of written confirmation from such officers or directors that they have met certain standards of conduct and an undertaking by or on behalf of such officers or directors to repay such advances if it is ultimately determined that they are not entitled to indemnification by the Registrant. The Articles provide that the Registrant may, through indemnification agreements, insurance, or otherwise, provide additional indemnification.

     Article VI of the Registrant’s Articles eliminates, to the fullest extent permitted by law, the liability of directors and officers for monetary or other damages for breach of fiduciary duties to the Registrant and its stockholders as a director or officer.

Item 16 — Exhibits

      A list of exhibits filed herewith is contained in the Exhibit Index that immediately precedes such exhibits and is incorporated herein by reference.

Item 17 — Undertakings

     (a) We hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b), if in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by us pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) We hereby undertake that, for purposes of determining any liability under the Securities Act, each filing of our annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of us pursuant to the provisions set forth in Item 15, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of us in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this pre-effective Amendment No. 2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chattanooga, State of Tennessee, on November 6, 2003.

COVENANT TRANSPORT, INC.

By:	/s/ DAVID R. PARKER

David R. Parker,
Chairman of the Board, President, and Chief
Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this pre-effective Amendment No. 2 has been signed by the following persons or their duly authorized attorney-in-fact in the capacities and on the dates indicated.

Signature and Title	Date
/s/ DAVID R. PARKER David R. Parker, Chairman of the Board, President, and Chief Executive Officer (Principal Executive Officer)	November 6, 2003
/s/ MICHAEL W. MILLER Michael W. Miller, Executive Vice President, Chief Operating Officer, and Director	November 6, 2003
/s/ JOEY B. HOGAN Joey B. Hogan, Executive Vice President, Chief Financial Officer, and Assistant Secretary (Principal Financial Officer and Principal Accounting Officer)	November 6, 2003
/s/ WILLIAM T. ALT, BY MARK A. SCUDDER, ATTORNEY-IN-FACT William T. Alt, Director	November 6, 2003
/s/ ROBERT E. BOSWORTH, BY MARK A. SCUDDER, ATTORNEY-IN-FACT Robert E. Bosworth, Director	November 6, 2003
/s/ HUGH O. MACLELLAN, JR., BY MARK A. SCUDDER, ATTORNEY-IN-FACT Hugh O. Maclellan, Jr., Director	November 6, 2003
/s/ MARK A. SCUDDER Mark A. Scudder, Director	November 6, 2003
/s/ BRADLEY A. MOLINE, BY MARK A. SCUDDER, ATTORNEY-IN-FACT Bradley A. Moline, Director	November 6, 2003
/s/ NIEL B. NIELSON, BY MARK A. SCUDDER, ATTORNEY-IN-FACT Niel B. Nielson, Director	November 6, 2003

EXHIBIT INDEX

Exhibit
Number	Description

1	Form of Underwriting Agreement.
3.1	Restated Articles of Incorporation (previously filed as an exhibit to and incorporated by reference from Exhibit 3.1 to the Company’s Registration Statement on Form S-1, Registration No. 33-82978, effective October 28, 1994).
3.2	Amended By-Laws dated September 27, 1994 (previously filed as an exhibit to and incorporated by reference from Exhibit 3.2 to the Company’s Registration Statement on Form S-1, Registration No. 33-82978, effective October 28, 1994).
5	Opinion of Scudder Law Firm, P.C., L.L.O. (previously filed as an exhibit to and incorporated by reference from Exhibit 5 to the Company’s Registration Statement on Form S-3, Registration No. 333-110018, filed October 28, 2003).
23.1	Consent of Scudder Law Firm, P.C., L.L.O. (included in Exhibit 5).
23.2	Consent of KPMG LLP, independent public auditors.
23.3	Consent of PricewaterhouseCoopers LLP, independent public auditors.
24	Power of Attorney (previously filed as an exhibit to and incorporated by reference from Exhibit 24 to the Company’s Registration Statement on Form S-3, Registration No. 333-110018, filed October 28, 2003).